**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**July 9, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**ADMA Biologics, Inc.**

**File No. 000-52120 - CF#28442**

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ADMA Biologics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 13, 2012, as amended on June 22, 2012.

Based on representations by ADMA Biologics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.8 | through December 31, 2012 |
| Exhibit 10.9 | through November 17, 2021 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel